Form 10-K, Exhibit 13
period 1996-05-31
PERCLOSE INC
filed 1996-06-28
CIK 934438

SELECTED FINANCIAL DATA
         -----------------------------------------------------------------------


                                                                  PERCLOSE, INC.


                                                  Years Ended March 31,
                                          -------------------------------------
(in thousands, expect per share data)       1996     1995      1994      1993
- -------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

        Net revenues, product sales       $ 2,457   $   178   $    --   $    --

        Loss from operations               (8,860)   (7,192)   (2,676)     (615)

        Net loss                           (8,084)   (6,993)   (2,624)     (608)

        Net loss per share(1)               (1.34)    (1.04)

        Shares used in per share
         calculations                       6,025     6,717


                                                          March 31,
                                          -------------------------------------
(in thousands)                             1996      1995      1994      1993
- -------------------------------------------------------------------------------
BALANCE SHEET DATA:

        Cash, cash equivalents and
         short-term investments           $37,857   $ 8,127   $ 5,539   $ 1,441

        Total assets                       40,916    10,949     6,386     1,613

        Current liabilities                 1,095     1,315       487       106

        Long-term obligations                 511       593       174        --

        Total stockholders' equity         38,500     9,041     5,725     1,507

(1) Prior to 1995, statements of operations data omit the historical net loss per share, as it was not presented in the initial public offering registration statement pursuant to SEC guidelines. Pro forma net loss per share is presented for 1995. See Note 1 of Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
              ------------------------------------------------------------------


- --------------------------------------------------------------------------------
OVERVIEW

Since its inception in March 1992, the Company has been engaged in the design, development, clinical testing and more recently the manufacture and sale of a family of suture-based percutaneous arterial access site closure systems, known as the Prostar, Prostar Plus and Techstar systems. The Company's products are designed to close the puncture made in the femoral artery during catheter-based therapeutic and diagnostic cardiology procedures. The Company has received regulatory approvals where required to market certain of its Prostar, Prostar Plus and Techstar systems in several markets in Europe, Canada and Japan.

The Company completed enrollment in its 500-patient randomized clinical study for the Prostar system in the United States in March 1996. The Company plans to use the results of the study to file a PMA application. The Company initiated a clinical study for the Techstar 6F system in the United States in April 1996 under an IDE approved by the FDA.

- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS

FISCAL YEARS ENDED MARCH 31, 1996 AND 1995

Net revenues of $2.5 million in the fiscal year ended March 31, 1996 were the result of Prostar, Prostar Plus and Techstar shipments to international distributors, with 53% and 25% of the sales attributable to the Company's German and French distributor, respectively. The Company commenced international commercial shipments in December 1994 and for the year ended March 31, 1995 had total net revenues of $178,000 representing initial shipments of Prostar systems to the Company's German, English and Canadian distributors.

Cost of goods sold, including manufacturing start-up costs, increased to $4.8 million in the fiscal year ended March 31, 1996 from $2.1 million in the fiscal year ended March 31, 1995 as a result of direct material costs associated with products sold, a significant increase in personnel and other costs associated with the commencement of manufacturing and assembly operations, manufacturing engineering and support functions, and a materials procurement and handling function.

Research and development expenses were approximately equal in fiscal 1996 and fiscal 1995. Fiscal year 1996 had higher costs associated with additional personnel required for new product development of the Company's Prostar, Prostar Plus and Techstar systems when compared to fiscal year 1995 but fiscal 1995 included a license fee totaling $378,000.

Marketing, general and administrative expenses increased 62% to $3.5 million in the fiscal year ended March 31, 1996 from $2.2 million in the fiscal year ended March 31, 1995. The increase was due primarily to increases in personnel and costs associated with the expansion of the Company's European branch office, marketing expenditures, physician training expenses related to the international commercial introduction of the Prostar and Techstar systems and increased administrative personnel in the United States.

Interest income increased to $941,000 for the fiscal year ended March 31, 1996, from $258,000 for the fiscal year ended March 31, 1995 primarily as a result of higher cash balances from the Company's initial public offering. Interest expense increased to $166,000 for the fiscal year ended March 31, 1996 from $59,000 for the fiscal ended March 31, 1995 due to increases in notes payable related to the financing of capital equipment.

FISCAL YEARS ENDED MARCH 31, 1995 AND 1994

Net revenues of $178,000 in fiscal 1995 were the result of Prostar shipments to international distributors, with 47% of the sales attributable to the Company's German distributor and 38% of the sales attributable to the Company's British distributor. The Company commenced international commercial shipments in December 1994 and, accordingly, had no revenues in fiscal 1994.

Cost of goods sold, including manufacturing start-up costs, increased to $2.1 million in fiscal 1995 from $137,000 in fiscal 1994 as a result of direct material costs associated with products sold, a significant increase in personnel and other costs associated with commencement of manufacturing and assembly operations, manufacturing engineering and support functions, and a materials procurement and handling function.

Research and development expenses increased 92% to $3.1 million for fiscal 1995 from $1.6 million in fiscal 1994. This increase was primarily a result of additional personnel required for continued development of the Prostar system, initial clinical studies involving the Prostar system and new product development of the Prostar and Techstar systems.

Marketing, general and administrative expenses increased 128% to $2.2 million in fiscal 1995 from $945,000 in fiscal 1994. The increase was due primarily to increases in marketing, physician training and travel expenses related to the international commercial introduction of the Prostar system and increased administrative personnel costs.

Interest and other income increased to $258,000 for fiscal 1995 from $66,000 for fiscal 1994 primarily as a result of higher cash balances resulting from private equity financings as well as increases in interest rates. Interest expense increased to $59,000 for fiscal 1995 from $14,000 for fiscal 1994 due to increases in notes payable related to the financing of capital equipment.

INCOME TAXES

The Company has not generated any net income to date and therefore has not paid any federal income taxes since its inception. The Company accounts for income taxes under Statement of Financial Accounting Standards No.109 ("FAS 109"). Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances, in amounts equal to the net deferred tax assets as of March 31, 1996 and 1995 have been established in each period to reflect these uncertainties.

At March 31, 1996, the Company had federal and state net operating loss carryforwards of $17 million and $7 million, respectively, and federal and state tax credit carryforwards of $190,000 and $120,000, respectively, that will expire at various dates beginning in 1998 through 2011, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

- --------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

Perclose has financed its operations primarily through the sale of equity securities and, to a lesser extent, through an equipment credit and loan agreement and product sales. From inception through March 31, 1996, Perclose raised $22.7 million in net proceeds of private equity financings and stock option exercises and $34.1 million in an initial public offering. In addition, the Company borrowed $1.3 million under an equipment credit facility.

During the fiscal years ended March 31, 1996, 1995 and 1994, the Company used cash to fund operations of $7.3, $7.0 million and $2.4 million, respectively. The changes in cash used in operations were due primarily to higher expenses associated with increased research and development activities, initiation of marketing and sales activities in international markets, increased general and administrative expenses to support increased operations and purchases of inventory to support international sales. The Company's expenditures for equipment and improvements have aggregated $2.0 million since inception.

The Company's principal source of liquidity at March 31, 1996 consists of cash, cash equivalents and short-term investments of $37.9 million.

The Company anticipates that its operating losses will continue for at least the next two years since it plans to expend substantial resources in funding clinical trials in support of regulatory approvals, and continues to expand research and development and marketing and sales activities. Although Perclose believes that current cash balances and short-term investments along with cash generated from the future sales of products will be sufficient to meet the Company's operating and capital requirements through calendar 1997, there can be no assurance that the Company will not require additional financing within this time frame. There can be no assurance that additional financing, if required, will be available on satisfactory terms or at all. In any event, Perclose may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. Perclose's future liquidity and capital requirements will depend on numerous factors, including progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance, and competitive developments.

- --------------------------------------------------------------------------------
FACTORS AFFECTING OPERATING RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's future results from operations could vary significantly as a result of the factors described in this section.

The clinical data obtained to date on the Perclose systems are insufficient to demonstrate the safety and efficacy of these products under applicable United States FDA regulatory guidelines. There can be no assurance that the Company's products will prove to be safe and effective in United States clinical trials under applicable regulatory guidelines. In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary United States regulatory or United States and further international reimbursement approvals. If the Prostar, Techstar or Prostar Plus systems do not prove to be safe and effective in United States clinical trials or if the Company is otherwise unable to commercialize the Prostar, Techstar or Prostar Plus systems successfully in the United States, the Company's business, financial condition and results of operations could be materially and adversely affected.

The Prostar, Prostar Plus and Techstar systems are currently the Company's only products. These products will require additional development, clinical trials and regulatory approvals before they can be marketed in the United States.
There can be no assurance that the Company's development efforts will be successful or that the Prostar, Prostar Plus and Techstar systems or any other product developed by the Company will be safe or effective, capable of being manufactured in commercial quantities at acceptable costs, approved by appropriate regulatory and reimbursement authorities or successfully marketed. Furthermore, because the Prostar, Prostar Plus and Techstar systems represent the Company's sole near-term product focus, the Company's operations could be materially and adversely affected if these systems are not successfully commercialized. In addition, continued sales in Europe will require the Company to obtain by mid-calendar 1998 the certifications needed to affix the CE mark to the Company's products. The Company, through its Japanese distributor, has applied for and received regulatory approval to sell the Prostar,Prostar Plus and Techstar systems in Japan and intends to commence clinical trials in Japan that will form the basis of an application for Japanese reimbursement approval. The Company has received certain reimbursement approvals in France and in certain states in Germany.

The Company's products represent a new method of closing arterial access sites and there can be no assurance that these products will gain any significant degree of market acceptance among physicians, patients and health care payors, even if necessary international and United States regulatory and reimbursement approvals are obtained. The Company believes that factors affecting market acceptance include; recommendations and endorsements from physicians, that the products represent an attractive alternative to other means of closing arterial access sites, that the products reduce the time to ambulation and hospital stays, and the Company's ability to train interventional cardiologists. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

Perclose has a limited history of operations and has experienced significant operating losses since inception. As of March 31, 1996, the Company had an accumulated deficit of $18.4 million. The Company has been primarily engaged in research and development of its percutaneous arterial access site closure products. The Company has generated only limited revenues from international sales in certain markets, which sales commenced in December 1994, and does not have experience in manufacturing, marketing or selling its products in quantities necessary for achieving profitability. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Difficulties encountered by Perclose in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operations.

Perclose anticipates that substantially all of its future revenues from product sales will be derived from sales to its international distributors, unless and until it receives approval to market its products in the United States.
Perclose sells its products internationally to distributors who resell to hospitals. There can be no assurance that the Prostar, Prostar Plus and Techstar systems will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales. Sales through international distributors are subject to risks, including the risk of financial instability and the risk that the distributor will not effectively promote the Company's products. Loss, termination or ineffectiveness of distributors could have a material adverse effect on the Company's international sales efforts and could result in the Company repurchasing unsold inventory from former distributors by virtue of local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with such distributors.

The Company anticipates that its operating losses will continue for at least the next two years since it plans to expend substantial resources in funding clinical trials in support of regulatory approvals, and continues to expand research and development and marketing and sales activities. Even so there can be no assurance that the Company will achieve or sustain profitability in the future.

The Company anticipates that its results of operations will fluctuate on a quarterly basis for the foreseeable future due to several factors, including actions relating to regulatory and reimbursement matters, progress of clinical trials, the extent to which the Company's products gain market acceptance, introduction of alternative means for arterial access site closure, and competitive developments. Results of operations will also be affected by the timing of orders received from distributors, the extent to which the Company expands its international distribution network and the ability of distributors to effectively promote the Company's products.

Competition in the emerging market for arterial access site closure devices is expected to be intense and to increase. The Company believes its principal competition will come from existing compression closure techniques, as well as newer collagen plug closure devices. Most of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are technologically superior, more effective or commercially attractive than any that are being developed by the Company, or that such competitors will not succeed in obtaining regulatory approval, introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the medical device market is generally characterized by rapid change and by frequent emergence of new technologies, products or procedures. There can be no assurance that any such new technologies, products or procedures will not reduce the number of coronary catherization procedures performed.

The Company currently manufactures and ships products shortly after receipt of orders, and the Company anticipates that it will continue to do so in the future. Accordingly, to date the Company has not developed a significant backlog and the Company does not anticipate that it will develop a material backlog in the future.

BALANCE SHEETS
        ------------------------------------------------------------------------


                                                                  PERCLOSE, INC.

                                                                                       March 31,
                                                                             ----------------------------
                                                                                  1996           1995
                                                                             -----------------------------
ASSETS

     Current assets:
        Cash and cash equivalents                                            $   9,803,777  $   3,743,592
        Short-term investments                                                  28,052,742      4,383,140
        Accounts receivable, net of allowance for returns and doubtful
          accounts of $20,000 in 1996 and $40,000 in 1995                          920,217        109,955
        Other receivables                                                            3,212        101,918
        Inventories                                                                529,606        957,049
        Prepaid expenses                                                           274,364         58,364
                                                                             ----------------------------
           Total current assets                                                 39,583,918      9,354,018

     Equipment and leasehold improvements                                        2,050,475      1,595,857
     Less accumulated depreciation and amortization                              1,068,353        395,797
                                                                             ----------------------------
                                                                                   982,122      1,200,060
     Other assets                                                                  350,421        395,309
                                                                             ----------------------------
     Total assets                                                            $  40,916,461  $  10,949,387
                                                                             ----------------------------
                                                                             ----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities:
        Accounts payable                                                        $  317,222  $     359,884
        Accrued compensation                                                       413,840        246,094
        Accrued license fee                                                        188,750        377,500
        Other accrued expenses                                                     629,253         92,601
        Short-term portion of notes payable                                        356,153        238,482
                                                                             ----------------------------
           Total current liabilities                                             1,905,218      1,314,561

     Long-term portion of notes payable                                            510,789        593,440

     Commitments
     Stockholders' equity:
        Preferred stock, $0.001 par value:
           Authorized shares: 5,000,000 in 1996 and 4,236,073 in 1995
           Issued and outstanding shares: none in 1996 and 4,193,640
             (convertible) in 1995                                                      --          4,194
        Common stock, $0.001 par value
           Authorized shares: 30,000,000 in 1996 and 10,000,000 in 1995
           Issued and outstanding shares: 9,501,782 in 1996 and 1,982,242
             in 1995                                                                 9,502          1,982
        Additional paid-in capital                                              57,372,411     19,552,915
        Accumulated deficit                                                    (18,436,607)   (10,224,755)
        Deferred compensation                                                     (444,852)      (292,950)
                                                                             ----------------------------
     Total stockholders' equity                                                 38,500,454      9,041,386
                                                                             ----------------------------
     Total liabilities and stockholders' equity                              $  40,916,461  $  10,949,387
                                                                             ----------------------------
                                                                             ----------------------------

See accompanying notes.

STATEMENTS OF OPERATIONS
              ------------------------------------------------------------------


                                                                  PERCLOSE, INC.


                                                          Years Ended March 31,
                                                 -----------------------------------------
                                                    1996           1995          1994
                                                 -----------------------------------------
Net revenues, product sales                      $ 2,457,087    $   178,152    $        --
Operating expenses:
   Cost of goods sold, including manufacturing
     start-up expenses                             4,772,022      2,149,388        136,534
   Research and development                        3,058,529      3,065,400      1,594,731
   Marketing, general, and administrative          3,486,188      2,155,304        945,018
                                                 -----------------------------------------
      Total operating expenses                    11,316,739      7,370,092      2,676,283
                                                 -----------------------------------------
Loss from operations                              (8,859,652)    (7,191,940)    (2,676,283)

Interest income                                      941,389        258,338         66,053
Interest expense                                    (165,756)       (59,256)       (13,996)
                                                 -----------------------------------------
      Net interest income                            775,633        199,082         52,057
                                                 -----------------------------------------
Net loss                                         $(8,084,019)   $(6,992,858)   $(2,624,226)
                                                 -----------------------------------------
                                                 -----------------------------------------
Net loss per share                               $     (1.34)
                                                 -----------
                                                 -----------
Shares used in computing net loss per share        6,024,592
                                                 -----------
                                                 -----------
Pro forma net loss per share                                         $(1.04)
                                                                 -----------
                                                                 -----------
Shares used in computing pro forma net loss
  per share                                                       6,717,333
                                                                -----------
                                                                -----------

See accompanying notes.

STATEMENTS OF CASH FLOWS
              ------------------------------------------------------------------


                                                                  PERCLOSE, INC.


                                                                               Years Ended March 31,
                                                                    -------------------------------------------
                                                                         1996           1995           1994
                                                                    -------------------------------------------
OPERATING ACTIVITIES

        Net loss                                                    $ (8,084,019)  $ (6,992,858)  $ (2,624,226)
        Adjustments to reconcile net loss to net
           cash used in operating activities:
           Depreciation and amortization                                 672,556        336,480         61,470
           Deferred compensation amortization                            124,994             --             --
           Issuance of convertible preferred stock for license                --         60,000
           Loss on disposal of equipment                                      --             --         12,073
        Changes in operating assets and liabilities:
           Accounts receivable                                          (810,262)      (109,955)            --
           Inventory                                                     427,443       (957,049)            --
           Other receivables and prepaid expenses                       (117,294)      (118,979)       (41,303)
           Accounts payable                                              (42,662)       170,585        156,110
           Accrued expenses                                              515,648        631,382         24,550
                                                                    -------------------------------------------
              Net cash used in operating activities                   (7,313,596)    (6,980,394)    (2,411,326)

INVESTING ACTIVITIES

        Purchases of short-term investments                          (32,180,575)    (7,870,138)   (12,712,673)
        Proceeds from maturities of short-term investments             8,383,140      6,476,515      9,872,596
        Purchases of equipment and improvements                         (454,618)      (996,377)      (537,989)
        Other assets                                                      44,888       (129,815)      (242,102)
                                                                    -------------------------------------------
           Net cash used in investing activities                     (24,207,165)    (2,519,815)    (3,620,168)

FINANCING ACTIVITIES

        Principal payments under capital lease obligations
           and notes payable                                            (299,464)      (120,450)       (28,212)
        Proceeds from borrowing on notes payable                         334,484        565,201        374,171
        Proceeds from issuance of preferred stock                      3,256,690     10,155,655      6,842,001
        Proceeds from issuance of common stock                        34,289,236         93,413            292
        Payments of stock subscriptions receivable                            --             --        101,775
                                                                    -------------------------------------------
           Net cash provided by financing activities                  37,580,946     10,693,819      7,290,027
                                                                    -------------------------------------------
        Net increase in cash and cash equivalents                      6,060,185      1,193,610      1,258,533
        Cash and cash equivalents at beginning of year                 3,743,592      2,549,982      1,291,449
                                                                    -------------------------------------------
        Cash and cash equivalents at end of year                    $  9,803,777   $  3,743,592   $  2,549,982
                                                                    -------------------------------------------
                                                                    -------------------------------------------
        Supplemental disclosures of cash flow information
        Cash paid for:
           Interest                                                      $83,628        $59,256        $13,996

See accompanying notes.

STATEMENT OF STOCKHOLDERS' EQUITY
              ------------------------------------------------------------------


                                                                  PERCLOSE, INC.


                                                        Preferred Stock                    Common Stock
                                                --------------------------------------------------------------
                                                    Shares            Amount          Shares           Amount

                                                --------------------------------------------------------------
Balance at March 31, 1993                          1,516,812         $  1,517        1,452,751        $  1,453

  Issuance of common stock
    under option plan                                     --               --            2,920               3

  Issuance of Series C convertible
    preferred stock, net of issuance
      costs of $29,858                             1,616,908            1,617               --              --

  Net loss
                                                --------------------------------------------------------------
Balance at March 31, 1994                          3,133,720            3,134        1,455,671           1,456
  Issuance of common stock
    under option plan                                     --               --          526,571             526

  Issuance of Series D convertible
    preferred stock, net of issuance
      costs of $383,545                            1,053,920            1,054               --              --

  Issuance of Series D convertible
    preferred stock, for
      purchase of license                              6,000                6               --              --

  Deferred compensation related
    to stock options                                      --               --               --              --

  Net loss                                                --               --               --              --
                                                --------------------------------------------------------------
Balance at March 31, 1995                          4,193,640            4,194        1,982,242           1,982
  Issuance of common stock
    under employee stock
      purchase and option plans                           --               --          125,113             125

  Issuance of Series D convertible
    preferred stock, net of
      issuance costs of $1,180                       325,787              326               --              --

  Conversion of preferred stock in
    connection with initial public offering       (4,519,427)          (4,520)       4,519,427           4,520

  Issuance of common stock in
    connection with initial public offering,
      net of issuance costs of $569,969                   --               --        2,875,000           2,875

  Deferred compensation related
    to stock options                                      --               --               --              --

  Amortization of deferred compensation                   --               --               --              --

  Unrealized loss on short-term investments               --               --               --              --

  Net loss                                                --               --               --              --
                                                --------------------------------------------------------------
Balance at March 31, 1996                                 --         $     --        9,501,782        $  9,502
                                                --------------------------------------------------------------
                                                --------------------------------------------------------------
                                                 Additional                                         Total
                                                  Paid-In         Accumulated        Deferred     Stockholders'
                                                  Capital           Deficit        Compensation      Equity
                                                --------------------------------------------------------------
Balance at March 31, 1993                       $  2,111,810      $  (607,671)      $       --    $  1,507,109
  Issuance of common stock
    under option plan                                    289               --               --             292
  Issuance of Series C convertible
    preferred stock, net of issuance
      costs of $29,858                             6,840,384               --               --       6,842,001

  Net loss                                                         (2,624,226)              --      (2,624,226)
                                                --------------------------------------------------------------
Balance at March 31, 1994                          8,952,483       (3,231,897)              --       5,725,176
  Issuance of common stock
    under option plan                                 92,887               --               --          93,413
  Issuance of Series D convertible
    preferred stock, net of issuance
      costs of $383,545                           10,154,601               --               --      10,155,655
  Issuance of Series D convertible
    preferred stock, for
      purchase of license                             59,994               --               --          60,000
  Deferred compensation related
    to stock options                                 292,950               --         (292,950)             --

  Net loss                                                         (6,992,858)              --      (6,992,858)
                                                --------------------------------------------------------------
Balance at March 31, 1995                         19,552,915      (10,224,755)        (292,950)      9,041,386
  Issuance of common stock
    under employee stock
      purchase and option plans                      100,330               --               --         100,455
  Issuance of Series D convertible
    preferred stock, net of
      issuance costs of $1,180                     3,256,364               --               --       3,256,690
  Conversion of preferred stock in
    connection with initial public offering               --               --               --              --
  Issuance of common stock in
    connection with initial public offering,
      net of issuance costs of $569,969           34,185,906               --               --      34,188,781
  Deferred compensation related
    to stock options                                 276,896               --         (276,896)             --
  Amortization of deferred compensation                   --               --          124,994         124,994
  Unrealized loss on short-term investments               --         (127,833)              --        (127,833)

  Net loss                                                --       (8,084,019)              --      (8,084,019)
                                                --------------------------------------------------------------
Balance at March 31, 1996                       $ 57,372,411    $ (18,436,607)      $ (444,852)  $  38,500,454
                                                --------------------------------------------------------------
                                                --------------------------------------------------------------


See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
         -----------------------------------------------------------------------


- --------------------------------------------------------------------------------
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Perclose, Inc. (or the "Company") was incorporated in the state of California in March 1992 and in October 1995 was reincorporated in Delaware. The Company develops, markets, and sells remote closure devices for increased efficacy and cost-efficiency in interventional cardiology. The Company was in the development stage through March 31, 1994, and its activities during that time consisted primarily of raising capital, recruiting personnel, and performing research and development. The Company commenced initial sales of its products to customers in Europe and Canada during the fourth quarter of fiscal 1995.

BASIS OF PRESENTATION

Beginning with fiscal 1995, the Company's fiscal year ends on the last Friday in March. For ease of presentation, the accompanying financial statements have been shown as ending on March 31 of each year.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate fair value. The fair value of short-term investments is based on quoted market prices.

The carrying amount of the Company's notes payable approximates their fair value. The fair values of the Company's notes payable are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

AVAILABLE-FOR-SALE SECURITIES

At March 31, 1996 and 1995 all short-term investments are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of available-for-sale debt securities is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

The following is a summary of available-for-sale securities at March 31, 1996:

                                  AMORTIZED     GROSS UNREALIZED  ESTIMATED FAIR
                                    COST             LOSSES           VALUE
                                 ----------------------------------------------
Obligations of federal
  government agencies            $  2,966,642     $       --       $  2,966,642
Corporate obligations,
  principally commercial paper
    and corporate notes          $ 33,180,046        127,833         33,052,213
                                 ----------------------------------------------
                                 $ 36,146,688     $  127,833       $ 36,018,855
                                 ----------------------------------------------
                                 ----------------------------------------------
Amounts included in short-term
  investments                    $ 28,180,575     $  127,833       $ 28,052,742
Amounts included in cash and
  cash equivalents                  7,966,113             --          7,966,113
                                 ----------------------------------------------
                                 $ 36,146,688     $  127,833       $ 36,018,855
                                 ----------------------------------------------
                                 ----------------------------------------------

The following is a summary of available-for-sale securities as of March 31, 1995:

                                  AMORTIZED     GROSS UNREALIZED  ESTIMATED FAIR
                                    COST             LOSSES           VALUE
                                 ----------------------------------------------
Obligations of federal
  government agencies            $  1,931,890      $      --       $  1,931,890
Corporate obligations               2,451,250             --          2,451,250
                                 ----------------------------------------------
                                 $  4,383,140      $      --       $  4,383,140
                                 ----------------------------------------------
                                 ----------------------------------------------
Amounts included in
  short-term investments         $  4,383,140      $      --       $  4,383,140
Amounts included in cash and
  cash equivalents                         --             --                 --
                                 ----------------------------------------------
                                 $  4,383,140      $      --       $  4,383,140
                                 ----------------------------------------------
                                 ----------------------------------------------

During the year ended March 31, 1996, there were no sales of securities available-for-sale or gross realized gains or losses. Available-for-sale debt securities at March 31, 1996, by contractual maturity, are shown below:

                                                                  ESTIMATED FAIR
                                                                      VALUE
                                                                  --------------
Due in one year or less                                            $ 26,319,173
Due after one year to two years                                       9,699,682
                                                                   ------------
                                                                   $ 36,018,855
                                                                   ------------
                                                                   ------------

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and comprise the following at March 31:

                                                             1996           1995
                                                       -------------------------
Raw materials                                          $ 226,808      $ 490,812
Work-in-process                                          197,583        260,736
Finished goods                                           105,215        205,501
                                                       ------------------------
                                                       $ 529,606      $ 957,049
                                                       ------------------------
                                                       ------------------------

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from one to five years, or over the term of the lease, if shorter.

OTHER ASSETS

At March 31, 1996, the Company had approximately $326,000 of restricted deposits ($381,000 at March 31, 1995) included in other assets supporting leasehold improvements being performed on the Company's facility.

REVENUE RECOGNITION

Revenues from sales of products are recognized at the time of shipment with allowances provided for estimated returns.

NET LOSS PER SHARE

Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options and convertible preferred stock are excluded from the computation as their effect is antidilutive except that, pursuant to the Securities and Exchange Commission (the SEC) Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning twelve months prior to the initial filing of the Company's initial public offering at prices substantially below the initial public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock). Historical net loss per share is presented for the year ended March 31, 1996. Historical net loss per share for the year ended March 31, 1994 has not been presented in the accompanying statement of operations since it was not presented in the Company's initial public offering registration statement pursuant to SEC guidelines.

Per share information calculated on the above noted basis for 1994 is as follows:


                                                                    Year Ended
                                                                  March 31, 1994
                                                                  --------------
Net loss per share                                                 $      (0.74)
                                                                   ------------
                                                                   ------------
Shares used in computing net loss per share                           3,561,820
                                                                   ------------
                                                                   ------------
PRO FORMA NET LOSS PER SHARE

Pro forma net loss per share has been computed as described above and also gave effect to common equivalent shares from the convertible preferred stock that automatically converted upon the closing of the Company's initial offering (using the if-converted method). Pro forma net loss per share is presented for the year ended March 31, 1995.

Pro forma share information calculated on the above basis for 1996 is as follows:

                                                                    Year Ended
                                                                  March 31, 1996
                                                                  --------------
Pro forma net loss per share                                       $      (1.03)
                                                                   ------------
                                                                   ------------
Shares used in computing pro forma net loss per share                 7,852,596
                                                                   ------------
                                                                   ------------

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES

Supplemental noncash financing activities are as follows:

                                                  Years Ended March 31,
                                          --------------------------------------
                                            1996          1995           1994
                                          --------------------------------------
Acquisition of equipment under
  capital lease obligations               $     --      $     --       $ 29,112

Issuance of Series D convertible
  preferred stock for purchase
    of license                            $     --      $ 60,000       $     --

RECENT PRONOUNCEMENTS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal 1997. The Company's intention is to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the "disclosure only" alternative described in FAS 123.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 will become effective for the Company's year ending March 31, 1997. The Company has studied the implications of FAS 121 and, based on its initial evaluation, does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

- --------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS

The Company shared its facilities and certain of its personnel and equipment with LocalMed, Inc. ("LocalMed"). LocalMed is a corporation that commenced operations during April 1992 and had common ownership and management with the Company. The Company's facilities and management arrangement with LocalMed ended in July 1993 as the Company relocated to another facility. During the period from April 1992 through July 1993, certain common facilities, personnel and equipment costs were allocated to the respective companies based on the percentage utilized by each company. Management of the Company believes the method used to allocate such common expenses was reasonable.

The following represents a summary of expenses allocated to the Company pursuant to this arrangement for the year ended March 31, 1994:

Equipment rental                                                    $     8,193
Salaries:
  General and administrative                                             20,276
  Research and development                                               27,949
Facilities, materials, and related expenses                              52,536
                                                                    -----------
                                                                    $   108,954
                                                                    -----------
                                                                    -----------

The Company had no shared costs with LocalMed in fiscal 1996 and 1995.

- --------------------------------------------------------------------------------
3. LEASE ARRANGEMENTS

The Company leases its principal facility under an operating lease agreement expiring in August 1998. The agreement requires the Company to pay taxes, insurance, and maintenance expenses. Rental expense was approximately $353,000, $187,000 and $92,000 in fiscal 1996, 1995 and 1994, respectively.

The annual minimum rental commitments under all noncancelable operating lease arrangements are as follows at March 31, 1996:

1997                                                                $   376,000
1998                                                                    390,000
1999                                                                    208,000
2000                                                                     11,000
2001                                                                     11,000
                                                                    -----------
                                                                    $   996,000
                                                                    -----------
                                                                    -----------

- --------------------------------------------------------------------------------
4. FINANCING ARRANGEMENTS

The Company had a $1,750,000 equipment credit and loan agreement with a bank that expired on March 31, 1996. Loans under the agreement bear interest ranging from 9.07% to 10.60% and are secured by the equipment purchased.

Maturities for the next five years under the financing arrangements are as follows at March 31, 1996:

1997                                                                $   356,000
1998                                                                    384,000
1999                                                                    113,000
2000                                                                     14,000
                                                                    -----------
                                                                    $   867,000
                                                                    -----------
                                                                    -----------

- --------------------------------------------------------------------------------
5. STOCKHOLDERS' EQUITY

PUBLIC OFFERING

In November 1995, the Company sold a total of 2,875,000 shares of common stock at $13.00 per share through its initial public offering. The net proceeds (after underwriters' commissions and fees and other costs associated with the offering) totaled approximately $34,189,000. In connection with the offering, all convertible preferred stock totaling 4,519,427 shares with an aggregate paid-in value of approximately $22,391,000 were converted into 4,519,427 shares of common stock of the Company.

CONVERTIBLE PREFERRED STOCK

Convertible preferred stock at March 31, 1995 was as follows:

                                        LIQUIDATION   DESIGNATED  SHARES ISSUED
SERIES                                  PREFERENCE      SHARES   AND OUTSTANDING
- --------------------------------------------------------------------------------
A                                       $     1.00       769,722        769,722
B                                       $     1.75       747,090        747,090
C                                       $     4.25     1,619,261      1,616,908
D                                       $    10.00     1,100.000      1,059,920
                                                       ------------------------
Total preferred stock                                  4,236,073      4,193,640
                                                       ------------------------
                                                       ------------------------

PREFERRED STOCK

In September 1995, the Board of Directors amended, and the stockholders subsequently approved, the Company's Articles of Incorporation to authorize 5,000,000 shares of undesignated preferred stock. Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges, and restrictions granted to and imposed upon any wholly unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series without any vote or action by the Company's stockholders.

COMMON STOCK

In 1995 the Board of Directors and stockholders approved the reincorporation of the Company in Delaware and authorized capital stock of 30,000,000 shares of common stock and the 5,000,000 shares of preferred stock discussed above.

Shares of common stock reserved for future issuance are as follows at March 31, 1996:

STOCK OPTION PLANS:
  Outstanding                                                           841,743
  Reserved for future grants                                            337,761
                                                                      ---------
    Total stock option plans                                          1,179,504
Stock purchase plan                                                     148,141
                                                                      ---------
                                                                      1,327,645
                                                                      ---------
                                                                      ---------

- --------------------------------------------------------------------------------
6. STOCK PLANS

STOCK OPTION PLANS

The Company currently has two stock option plans for employees, directors and others, the 1992 Stock Plan and the 1995 Director Option Plan.

Under the Company's 1992 Stock Plan, the Board of Directors may grant options for the purchase of up to 1,650,000 shares of common stock by directors, employees, and others. Options may be granted at an exercise price of not less than 85% of the estimated fair value of the common stock, at the date of grant, as determined by the Board of Directors. Options are exercisable at such times and under such conditions as determined by the Board of Directors. Options granted under this plan generally become exercisable over a four-year period and generally expire ten years from the date of grant. Unexercised options are canceled upon termination of employment and become available under the plan.

The Company's 1995 Director Option Plan grants options automatically each year to non-employee directors of the Company. Options may only be granted at the estimated fair value of the common stock at the date of grant. Options under this plan generally become exercisable over a four-year period and generally expire ten years from the date of grant. Unexercised options are canceled upon the director leaving the Board.

Activity under the plans is as follows:

                                              OUTSTANDING OPTIONS
                                   ---------------------------------------------
                       SHARES                                        AGGREGATE
                    AVAILABLE FOR   NUMBER OF       PRICE PER        EXERCISE
                        GRANT        SHARES           SHARE            PRICE
                    ------------------------------------------------------------
BALANCE AT
March 31, 1993         364,578       267,671     $           0.10    $   26,766

  Shares authorized    300,000            --     $             --            --
  Options granted     (636,000)      636,000     $ 0.175 - $0.425       147,050
  Options exercised         --        (2,920)    $           0.10          (292)
  Options canceled       8,762        (8,762)    $           0.10          (876)
                    ------------------------------------------------------------
BALANCE AT
March 31, 1994          37,340       891,989     $  0.10 - $0.425       172,648

  Shares authorized    300,000            --     $             --            --
  Options granted     (253,750)      253,750     $  0.425 - $1.00       175,981
  Options exercised         --      (526,571)    $  0.10 - $0.425       (93,413)
  Options canceled      18,229       (18,229)    $          0.175        (3,190)
                    ------------------------------------------------------------
BALANCE AT
March 31, 1995         101,819       600,939     $   0.10 - $1.00       252,026

  Shares authorized    600,000            --     $             --            --
  Options granted     (398,000)      398,000     $  4.00 - $23.50     7,122,500
  Options exercised         --      (123,254)    $   0.10 - $1.00       (79,913)
  Options canceled      33,942       (33,942)    $  0.10 - $13.75       (39,867)
                    -----------------------------------------------------------
BALANCE AT
March 31, 1996         337,761       841,743     $  0.10 - $23.50  $  7,254,746
                    ------------------------------------------------------------
                    ------------------------------------------------------------

At March 31, 1996, options to purchase 220,458 shares of common stock were exercisable. Additionally, 203,597 shares exercised under stock options were subject to repurchase, at the option of the Company, at March 31, 1996.

DEFERRED COMPENSATION

For certain options granted, the Company recognized $569,846 as deferred compensation for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. The deferred compensation expense is amortized ratably over the vesting period of the options. For the year ended March 31, 1996, $124,994 was charged to operations.

1995 EMPLOYEE STOCK PURCHASE PLAN

In September 1995, the 1995 Employee Stock Purchase Plan was adopted by the Company. An aggregate of 150,000 shares of the Company's common stock have been reserved for issuance under this plan. This plan permits eligible employees to purchase common stock through payroll deductions (which cannot exceed 15% of the employee's compensation) at 85% of its fair market value on specified dates.
For the year ended March 31, 1996, 1,859 shares were issued at a price of $11.05 per share.

- --------------------------------------------------------------------------------
7.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                       Years Ended March 31,
                                                    ----------------------------
                                                        1996           1995
                                                    ----------------------------
Deferred tax assets:
  Net operating loss carryforwards                  $  6,200,000   $  3,300,000
  Tax credit carryforwards                               270,000        250,000
  Other, net                                             760,000        400,000
                                                    ------------   ------------
                                                       7,230,000      3,950,000
Valuation allowance                                   (7,230,000)    (3,950,000)
                                                    ------------   ------------
                                                    $         --   $         --
                                                    ------------   ------------
                                                    ------------   ------------

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset at March 31, 1996 and 1995, has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $3,280,000, $2,750,000 and $1,100,000 for the fiscal years 1996, 1995 and 1994, respectively.

At March 31, 1996, the Company had net operating loss carryforwards for federal and California tax purposes of approximately $17,000,000 and $7,000,000, respectively, which will expire from 1998 through 2011, if not utilized. At March 31, 1996, the Company also had research and development tax credit carryforwards of approximately $190,000 and $120,000, respectively, for federal and California tax purposes expiring from 2007 through 2011, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in expiration of net operating loss and tax credit carryforwards before full utilization.

The reconciliation of income tax expense (benefit) attributable to continuing operations computed at the U.S. federal statutory rates to income tax expense (benefit) is as follows:

                                                YEARS ENDED MARCH 31,
                                     -------------------------------------------
                                          1996           1995          1994
                                     -------------------------------------------
Tax provision (benefit) at
  U.S. statutory rates               $ (2,748,566)  $ (2,377,300)  $   (891,965)
Loss for which no tax benefit
is currently recognizable               2,748,566      2,377,300        891,965
                                     ------------------------------------------
                                     $         --   $         --   $         --
                                     ------------------------------------------
                                     ------------------------------------------

8. CONCENTRATIONS OF CREDIT AND OTHER RISKS

The Company operates in a single industry segment and sells its products primarily to hospitals. The Company markets its products in foreign countries (mainly Europe, Canada, and Japan) through its sales organizations and distributors. Sales to international distributors are denominated in U.S. dollars. In the fiscal year ended March 31, 1996, 87%, 3%, and 8% (85%, 15%, and 0% in the fiscal year ended March 31, 1995) of the Company's net revenues were to Europe, Canada, and Japan, respectively.

Sales to significant customers as a percentage of total revenues are as follows:

                                                           Years Ended March 31,
                                                            1996           1995
                                                           ---------------------
German Distributor                                           53%            47%
Distributor A                                                 5%            38%
Distributor B                                                 3%            15%
French Distributor                                           25%            --

The Company performs ongoing credit evaluations of its customers but does not require collateral. There have been no material losses on customer receivables.

DEPENDENCE ON SYSTEMS

The Company has been engaged primarily in researching, developing, testing and obtaining regulatory clearances for its Prostar, Prostar Plus and Techstar systems. The Company believes that these systems are currently the Company's only significant potential products and these systems will require additional development, clinical trials and regulatory approvals before they can be marketed in the United States and internationally.

There can be no assurance that the Company's development efforts will be successful or that the systems or any other product developed by the Company will be safe or effective, approved by appropriate regulatory and reimbursement authorities, capable of being manufactured in commercial quantities at acceptable costs or successfully marketed.

DEPENDENCE ON INTERNATIONAL DISTRIBUTORS

Currently, substantially all of the Company's revenues from product sales are derived from sales to its international distributors. Loss, termination or ineffectiveness of distributors to effectively promote the Company's products could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON KEY SUPPLIERS

The Company purchases certain key components from single source suppliers. Any significant component supply delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's financial condition and results of operations.



Report of Ernst and Young LLP, Independent Auditors

          ----------------------------------------------------------------------


THE BOARD OF DIRECTORS AND STOCKHOLDERS
PERCLOSE, INC.

We have audited the accompanying balance sheets of Perclose, Inc. as of March 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perclose, Inc. at March 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

San Jose, California
May 1, 1996