Form 10-K405, Exhibit 13
period 1997-03-31
PERCLOSE INC
filed 1997-06-18
CIK 934438

                                    [LOGO]

                            SELECTED FINANCIAL DATA


(in thousands, except per share data)      1997      1996       1995      1994        1993
------------------------------------------------------------------------------------------------
Years Ended March 31,
Statements of Operations Data:
Net revenues. . . . . . . . . . . . . .  $  4,456   $ 2,457   $   178    $     -    $     -
Loss from operations. . . . . . . . . .   (11,293)   (8,860)   (7,192)    (2,676)      (615)
Net loss. . . . . . . . . . . . . . . .    (9,658)   (8,084)   (6,993)    (2,624)      (608)
Net loss per share(1) . . . . . . . . .     (1.01)    (1.34)    (1.04)         -          -
Shares used in per share
  calculations(1) . . . . . . . . . . .     9,517     6,025     6,717          -

At March 31,
Balance Sheets Data:
Cash, cash equivalents and
  short-term investments. . . . . . . .  $ 27,673   $37,857   $ 8,127    $ 5,539    $ 1,441
Total assets. . . . . . . . . . . . . .    32,514    40,916    10,949      6,386      1,613
Current liabilities . . . . . . . . . .     3,003     1,905     1,315        487        106
Long term obligations . . . . . . . . .       128       511       593        174          -
Total stockholders' equity. . . . . . .    29,382    38,500     9,041      5,725      1,507

----------------------------
(1) Prior to 1995, statements of operations data omit the historical net loss per share, as it was not presented in the initial public offering registration statement pursuant to SEC guidelines. Pro forma net loss per share is presented for 1995. See Note 1 of Notes to Financial Statements.

OVERVIEW The Company has a fiscal year ending March 31. Since its inception in March 1992, the Company has been engaged in the design, development, clinical testing, manufacture and sale of a family of suture-based Percutaneous
Vascular Surgery (PVS) systems that close the femoral artery access site following catheter procedures that diagnose or clear blocked arteries. These products are known as the Prostar, Prostar Plus, Techstar and Techstar XL systems. The Company has received regulatory approvals where required to market certain of these products in Europe, Canada, Japan and the United States.

     In April 1997 the Company received approval from the United States Food and Drug Administration ("FDA") for clearance of its Prostar systems for commercial sale in the United States under the Pre-Market Approval ("PMA") regulatory pathway. In May 1997 the Company filed an application with the FDA for clearance of its Techstar systems for commercial sale in the United States under the Pre-Market Approval Supplement ("PMA Supplement") regulatory pathway. An Investigational Device Exemption ("IDE") clinical trial for the Prostar Plus systems was completed in December 1996 and, following completion of data analysis, the Company plans to submit a PMA Supplement application for clearance of the Prostar Plus systems for sale in the United States. There can be no assurance as to when or whether the Company will receive approval of such PMA Supplement applications. Delays in or the failure to receive FDA approval of PMA Supplement applications would have a material adverse effect on the Company's business, financial condition and results of operations.

RESULTS OF OPERATIONS FISCAL YEARS ENDED MARCH 31, 1997 AND 1996 Net revenues of $4.5 million in fiscal year 1997 increased from $2.5 million in fiscal year 1996 as a result of increased volume of Techstar and Prostar Plus shipments to international distributors. Sales attributable to the Company's German, French and Japanese distributors in fiscal 1997 were 59%, 15% and 15% of total sales, respectively. Sales to the French distributor were lower than anticipated due to the French government's discontinuation of direct reimbursement to private French hospitals for the use of Perclose products in October 1996. The Company and its distributor are currently formulating different reimbursement and marketing strategies for selling the Company's products in France. The fiscal year 1996 revenues of $2.5 million represented shipments of Prostar, Prostar Plus and Techstar systems to international distributors.

     Cost of goods sold decreased to $4.7 million in fiscal year 1997 from $4.8 million in fiscal year 1996 as a result of higher costs of producing earlier versions of products in fiscal year 1996 that have been phased out of the product mix and efficiencies gained in manufacturing in fiscal year 1997.

     Research and development expenses increased 55% to $4.7 million in fiscal year 1997 from $3.1 million in fiscal year 1996. This increase was primarily the result of costs associated with the Prostar Plus and Techstar U.S. clinical studies, additional personnel required for continued product development of the Company's PVS products and the development of new products.

     Marketing, general and administrative expenses increased 81% to $6.3 million in fiscal year 1997 from $3.5 million in fiscal year 1996. The increase was primarily due to increases in sales and marketing personnel, expansion of the Company's European and United States field sales forces, other sales and marketing expenditures and, to a lesser degree, increased administrative personnel costs.

     Net interest income increased to $1.6 million for fiscal year 1997 from $776,000 for fiscal year 1996, primarily due to the higher cash and investment balances for a full year in fiscal year 1997 versus approximately half a year in fiscal 1996 from the Company's initial public offering, which occurred on November 7, 1995.

FISCAL YEARS ENDED MARCH 31, 1996 AND 1995 Net revenues of $2.5 million in fiscal year 1996 were the result of Prostar, Prostar Plus and Techstar shipments to international distributors, with 53% and 25% of the


PERCLOSE                               NINE                       ANNUAL REPORT
sales attributable to the Company's German and French distributors, respectively. The Company commenced international commercial shipments in December 1994 and for fiscal year 1995 had total net revenues of $178,000 representing initial shipments of Prostar systems to the Company's German, English and Canadian distributors.

     Cost of goods sold increased to $4.8 million in fiscal year 1996 from $2.1 million in fiscal year 1995 as a result of direct material costs associated with products sold and a significant increase in personnel and other costs associated with the commencement of manufacturing and assembly operations, manufacturing engineering and support functions, and a materials procurement and handling function.

     Research and development expenses were approximately equal at $3.1 million in fiscal year 1996 and fiscal year 1995. Fiscal year 1996 had higher costs associated with additional personnel required for new product development of the Company's Prostar, Prostar Plus and Techstar systems when compared to fiscal year 1995, but fiscal 1995 included a license fee totaling $378,000.

     Marketing, general and administrative expenses increased 62% to $3.5 million in fiscal year 1996 from $2.2 million in fiscal year 1995. The increase was primarily due to increases in personnel and costs associated with the expansion of the Company's European branch office, marketing expenditures, physician training expenses related to the international commercial introduction of the Prostar and Techstar systems and increased administrative personnel in the United States.

     Net interest income increased to $775,000 for fiscal year 1996 from $199,000 for fiscal year 1995 as a result of higher cash and investment balances from the Company's initial public offering in November 1995.

INCOME TAXES The Company has not generated any net income to date and therefore has not paid any federal income taxes since its inception. No income tax benefit has been recorded for the net operating losses incurred in the fiscal years ended March 31, 1997, 1996, and 1995. Accordingly, valuation allowances, in amounts equal to the net deferred tax assets as of March 31, 1997, 1996, and 1995 have been established in each period.

LIQUIDITY AND CAPITAL RESOURCES During the fiscal years ended March 31, 1997, 1996 and 1995 the Company used cash to fund operations of $8.5 million, $7.3 million, and $7.0 million respectively. The increase in cash used in operations during fiscal year 1997 was due to increases in spending on sales and marketing personnel and related expenditures, higher expenses associated with increased research and development activities, and, to a lesser degree, increased general and administrative expenses.

     The Company's net cash provided by investing activities was $1.9 million in fiscal year 1997 compared to net cash used in investing activities of $24.2 million and $2.5 million in fiscal 1996 and fiscal 1995, respectively. In fiscal 1997, net proceeds from short-term investments generated $3.1 million in cash that was offset by $1.3 million used for purchases of equipment. These equipment purchases were primarily for computer and production equipment due to increased personnel hires and manufacturing activities. In fiscal 1996 and fiscal 1995, net cash used included net purchases of short-term investments of $24.8 million versus $1.4 million and purchases of equipment of $0.5 million versus $1.0 million.

     Net cash used in financing activities of $0.5 million in 1997 was due to payment of notes payable and the issuance of employee notes receivables. Issuances of common stock and preferred stock provided net cash of $37.6 million in fiscal 1996 and $10.7 million in fiscal 1995.

     The Company's principal source of liquidity at March 31, 1997 consisted of cash, cash equivalents and short-term investments of $27.7 million. From inception through March 31, 1997, Perclose raised $22.7 million in net proceeds of private equity financings and stock option exercises and $34.2 million in an initial public offering. In addition, the Company borrowed $1.3 million under an equipment credit facility.

     The Company anticipates that its operating losses will continue for at least the next year since it plans to expend substantial resources in funding clinical trials in


PERCLOSE                               TEN                       ANNUAL REPORT
support of regulatory approvals and continues to expand research, development, marketing and sales activities. Although Perclose believes that current cash balances and short-term investments along with cash generated from the future sales of products will be sufficient to meet the Company's operating and capital requirements through fiscal 1998, there can be no assurance that the Company will not require additional financing within this time frame. There can be no assurance that additional financing, if required, will be available on satisfactory terms or at all. In any event, Perclose may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. Perclose's future liquidity and capital requirements will depend on numerous factors, including progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance and competitive developments.

               FACTORS AFFECTING OPERATING RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's future results of operations could vary significantly as a result of the factors described in this section.

     The Prostar, Prostar Plus, Techstar, and Techstar XL systems are currently the Company's only products. The Prostar systems have been approved in the United States by the FDA and other products have been approved in certain international markets by the appropriate regulatory authorities. The clinical data that have been obtained to date on the Techstar, Techstar XL and Prostar Plus systems has not been reviewed under applicable FDA regulatory guidelines. There can be no assurance that these products will prove to be safe and effective under applicable regulatory guidelines. In addition, the clinical trial data may identify significant technical or other obstacles to be overcome prior to obtaining necessary United States regulatory or United States and international reimbursement approvals. If the Techstar, Techstar XL, and Prostar Plus systems do not prove to be safe and effective in United States clinical trials or if the Company is otherwise unable to commercialize these products successfully in the United States, the Company's business financial condition and results of operations could be materially and adversely affected.

    In April 1997 the Company received approval from the United States Food and Drug Administration for clearance of its Prostar systems for commercial sale in the United States under the Pre-Market Approval regulatory pathway. In May 1997 the Company filed an application with the FDA for clearance of its Techstar systems for commercial sale in the United States under the Pre-Market Approval Supplement regulatory pathway. An IDE clinical trial for the Prostar Plus systems was completed in December 1996 and, following completion of data analysis, the Company also plans to submit a PMA Supplemental application for clearance of the Prostar Plus systems for sale in the United States. There can be no assurance as to when or whether the Company will receive approval of such PMA Supplement applications. Delays in or the failure to receive FDA approval of PMA Supplement applications would have a material adverse effect on the Company's business, future financial condition and results of operations.

    There can be no assurance as to when or whether the Company will receive FDA clearance or approval for sale of the Prostar Plus, Techstar or Techstar XL systems in the United States. There can be no assurance that the Company's development efforts will be successful or that the Prostar Plus, Techstar and Techstar XL systems or any other product developed by the Company will be safe or effective, capable of being manufactured in commercial quantities at acceptable costs, approved by appropriate regulatory and reimbursement authorities or successfully marketed. Furthermore, because the Prostar, Techstar, Techstar XL and Prostar Plus systems represent the Company's sole near-term product focus, the Company could be materially and adversely affected if these systems are not successfully commercialized.

PERCLOSE                            ELEVEN                        ANNUAL REPORT

    The Company's largest markets have been Germany, France and Japan. The Company, through its Japanese distributor, has applied for and received regulatory approval to sell the Prostar, Prostar Plus, Techstar and Techstar XL systems in Japan and intends to commence clinical trials in Japan that will form the basis of an application for Japanese reimbursement approval. The Company has received certain reimbursement approvals in certain states in Germany. In October 1996 the Company's French distributor was informed that the French government has decided to discontinue direct reimbursement to private French hospitals for the use of Perclose products. The Company's products still retain regulatory approval in France. The Company and its distributor are currently formulating different reimbursement and marketing strategies for selling the Company's products to private hospitals in France. The Company experienced a lower level of sales to its French distributor in the three most recent quarters and it is likely that the Company will, as a result of the current limited reimbursement availability in France, experience a lower level of sales in France in future fiscal periods than it had obtained prior to the September 1996 quarter.

    The Company's products represent a new method of closing arterial access sites and there can be no assurance that these products will gain any significant degree of market acceptance among physicians, patients and health care payors, even if necessary international and United States regulatory and reimbursement approvals are obtained. The Company believes that factors affecting market acceptance include: recommendations and endorsements from physicians, that the products represent an attractive alternative to other means of closing arterial access sites, that the products reduce the time to ambulation and hospital stays, and the Company's ability to train international cardiologists. Failure of the Company's products to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

    Perclose has a limited history of operations and has experienced significant operating losses since inception. As of March 31, 1997 the Company had an accumulated deficit of $28.0 million. The Company has been primarily engaged in research and development of its percutaneous vascular surgery products. The Company has generated limited revenues from international sales in certain markets, which sales commenced in December 1994, and does not have experience in manufacturing, marketing or selling its products in quantities necessary for achieving profitability. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortage of qualified personnel. Difficulties encountered by Perclose in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operation.

    There can be no assurance that the Prostar, Prostar Plus, Techstar and Techstar XL systems will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales. Sales through international distributors are subject to risks, including the risk of financial instability and the risk that the distributors will not effectively promote the Company's products. Loss, termination or ineffectiveness of distributors could have a material adverse effect on the Company's international sales efforts and could result in the Company repurchasing unsold inventory from former distributors by virtue of local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with such distributors.

    The Company anticipates that its operating losses will continue for at least the next year since it plans to expend substantial resources in funding clinical trials in support of regulatory approvals and continues to expand research, development, marketing and sales activities. Even so there can be no assurance that the Company will achieve or sustain profitability in the future.

PERCLOSE                            TWELVE                        ANNUAL REPORT

    The Company anticipates that its results of operations will fluctuate on a quarterly basis for the forseeable future due to several factors, including actions relating to regulatory and reimbursement matters, progress of clinical trials, the extent to which the Company's products gain market acceptance, introduction of alternative means for arterial access site closure, and competitive developments. Results of operations will also be affected by the timing of orders received from distributors, the extent to which the Company expands its international distribution network and the ability of distributors to effectively promote the Company's products.

    Competition in the emerging market for arterial access site closure devices is expected to be intense and to increase. The Company believes its principal competition will come from existing compression closure techniques, as well as newer collagen plug closure devices. Most of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are technologically superior, more effective or commercially more attractive than any that are being developed by the Company, or that such competitors will not succeed in introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the medical device market is generally characterized by rapid change and by frequent emergence of new technologies, products or procedures. There can be no assurance that any such new technologies, products or procedures will not reduce the number of coronary catheterization procedures performed.

    The Company currently manufactures and ships products shortly after receipt of orders, and the Company anticipates that it will continue to do so in the future. Accordingly, to date the Company has not developed a significant backlog and the Company does not anticipate that it will develop a material backlog in the future.

PERCLOSE                           THIRTEEN                       ANNUAL REPORT

                                                             MARCH 31,
                                                   ----------------------------
                                                       1997            1996
                                                   ------------    ------------

ASSETS
Current assets:
  Cash and cash equivalents                        $  2,677,278    $  9,803,777
  Short-term investments                             24,995,229      28,052,742
  Accounts receivable, net of allowance for
   returns and doubtful accounts of $176,000 in
   1997 and $20,000 in 1996                           1,529,959         923,429
  Inventories                                           743,531         529,606
  Prepaid expenses                                      279,894         274,364
                                                   ------------    ------------
    Total current assets                             30,225,891      39,583,918

Equipment and leasehold improvements, net             1,646,723         982,122

Officer notes receivable                                400,000              --
Other assets                                            241,221         350,421
                                                   ------------    ------------
Total assets                                       $ 32,513,835    $ 40,916,461
                                                   ------------    ------------
                                                   ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                 $    422,646    $    317,222
  Accrued compensation                                  852,255         413,840
  Accrued license fee                                   200,000         188,750
  Accrued  warranty                                     324,313          79,044
  Accrued clinical trial costs                          309,812              --
  Other accrued expenses                                520,247         550,209
  Short-term portion of notes payable                   373,795         356,153
                                                   ------------    ------------
    Total current liabilities                         3,003,068       1,905,218

Long-term portion of notes payable                      128,387         510,789

Commitments

Stockholders' equity:
  Common stock, $0.001 par value
    Authorized shares: 30,000,000
    Issued and outstanding shares: 9,566,069 in
      1997 and 9,501,782 in 1996                         9,564           9,502
  Additional paid-in capital                        58,308,167      57,372,411
  Deferred compensation                               (891,789)       (444,852)
  Accumulated deficit                              (28,043,562)    (18,436,607)
                                                   ------------    ------------
Total stockholders' equity                           29,382,380      38,500,454
                                                   ------------    ------------
Total liabilities and stockholders' equity         $ 32,513,835    $ 40,916,461
                                                   ------------    ------------
                                                   ------------    ------------


See accompanying notes.


PERCLOSE                           FOURTEEN                       ANNUAL REPORT

                                                  Years Ended March 31,
                                        ----------------------------------------
                                            1997          1996          1995
                                        ------------  ------------  -----------

Net revenues                            $  4,455,805  $  2,457,087  $   178,152

Operating expenses:

  Cost of goods sold                       4,703,340     4,772,022    2,149,388
  Research and development                 4,745,054     3,058,529    3,065,400
  Marketing, general and administrative    6,300,895     3,486,188    2,155,304
                                        ------------  ------------  -----------
    Total operating expenses              15,749,289    11,316,739    7,370,092
                                        ------------  ------------  -----------

Loss from operations                     (11,293,484)   (8,859,652)  (7,191,940)

Interest income                            1,752,831       941,389      258,338
Interest expense                            (116,942)     (165,756)     (59,256)
                                        ------------  ------------  -----------
   Net interest income                     1,635,889       775,633      199,082
                                        ------------  ------------  -----------

Net loss                                $ (9,657,595) $ (8,084,019) $(6,992,858)
                                        ------------  ------------  -----------

Net loss per share                      $      (1.01) $      (1.34)
                                        ------------  ------------

Shares used in computing net loss
  per share                                9,517,229     6,024,592
                                        ------------  ------------

Pro forma net loss per share                                        $    (1.04)
                                                                    -----------
Shares used in computing pro forma
  net loss per share                                                 6,717,333
                                                                    -----------



See accompanying notes.


PERCLOSE                            FIFTEEN                       ANNUAL REPORT

                          Preferred Stock      Common Stock    Additional                                        Total
                         -----------------    ---------------    Paid-in      Accumulated        Deferred     Stockholders'
                          Shares    Amount    Shares   Amount    Capital        Deficit        Compensation      Equity
                          ------    ------    ------   ------   ---------     ------------     ------------   ------------

Balance at April 1, 1994  3,133,720 $3,134    1,455,671 $1,456  $ 8,952,483    $(3,231,897)     $        --    $ 5,725,076

Issuance of common stock
 under option plan               --     --      526,571    526       92,887             --               --         93,413
Issuance of Series D
 covertible preferred
 stock, net of issuance
 costs of $383,545        1,053,920  1,054           --     --   10,154,601             --               --     10,155,655
Issuance of Series D
 convertible preferred
 stock, for purchase of
 license                      6,000      6           --     --       59,994             --               --         60,000
Deferred compensation
 related to stock options        --     --           --     --      292,950             --          292,950             --
Net loss                         --     --           --     --           --     (6,992,858)              --     (6,992,858)
                          --------- ------    --------- ------  -----------    -----------     ------------    -----------

Balance at March 31, 1995 4,193,640  4,194    1,982,242  1,982   19,552,915    (10,224,755)        (292,950)     9,041,386

Issuance of common stock
 under employee stock
 purchase and option plans       --     --      125,113    125      100,330             --               --        100,455
Issuance of Series D
 convertible preferred
 stock, net of issuance
 costs of $1,180            325,787    326           --     --    3,256,364             --               --      3,256,690
Conversion of preferred
 stock in connection with
 initial public offering (4,519,427)(4,520)   4,519,427  4,520           --             --               --             --
Issuance of common stock
 in connection with
 initial public offering,
 net of issuance costs of
 $569,969                        --     --    2,875,000  2,875   34,185,906             --               --     34,188,781
Deferred compensation
 related to stock options        --     --           --     --      276,896             --         (276,896)            --
Amortization of deferred
 compensation                    --     --           --     --           --             --          124,994        124,994
Unrealized loss on
 short-term investments          --     --           --     --           --       (127,833)              --       (127,833)
Net loss                         --     --           --     --           --     (8,084,019)              --     (8,084,019)
                          --------- ------    --------- ------  -----------    -----------      ------------   -----------

Balance at March 31, 1996        --     --    9,501,782  9,502   57,372,411    (18,436,607)        (444,852)    38,500,454

Issuance of common stock
 under employee stock
 purchase and option
 plans, net of repurchases       --     --       64,287     62      226,531             --                --       226,593
Deferred compensation
 related to cancellation
 of stock options                --     --           --     --     (193,373)            --           193,373            --
Deferred compensation
 related to consultants'
 stock options                   --     --           --     --      902,598             --          (902,598)           --
Amortization of deferred
 compensation related
 to stock options                --     --           --      --          --             --           262,288       262,288
Unrealized gain on
 short-term investments          --     --           --      --          --         50,640                --        50,640
Net Loss                         --     --           --      --          --     (9,657,595)               --    (9,657,595)
                          --------- ------    --------- ------  -----------    -----------      ------------   -----------
Balance at March 31, 1997        -- $   --    9,566,069 $9,564  $58,308,167   $(28,043,562)     $   (891,789)  $29,382,380
                          --------- ------    --------- ------  -----------    -----------      ------------   -----------

See accompanying notes.

PERCLOSE                            SIXTEEN                       ANNUAL REPORT


                                                                          Years Ended March 31,
                                                                 -----------------------------------------
                                                                    1997           1996           1995
                                                                 ------------    -----------    -----------
OPERATING ACTIVITIES

Net loss                                                        $ (9,657,595)  $ (8,084,019)  $ (6,992,858)
Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation                                                     668,472        672,556        336,480
    Deferred compensation amortization                               262,288        124,994             --
    Issuance of convertible preferred stock for license                   --             --         60,000
    Changes in operating assets and liabilities:
      Accounts receivable                                           (593,612)      (810,262)      (109,955)
      Other receivables and prepaid expenses                         (18,448)      (117,294)      (118,979)
      Inventory                                                     (213,925)       427,443       (957,049)
      Accounts payable                                               105,424        (42,662)       170,585
      Accrued warranty                                               245,270         79,044             --
      Accrued clinical trial costs                                   309,812             --             --
      Other accrued expenses                                         419,702        436,604        631,382
                                                                 ------------    -----------    -----------
      Net cash provided by (used in) operating activities         (8,472,612)    (7,313,596)    (6,980,394)

INVESTING ACTIVITIES

Purchases of short-term investments                              (22,442,833)   (32,180,575)    (7,870,138)
Proceeds from sales and maturities of
  short-term investments                                          25,550,986      8,383,140      6,476,515
Purchases of equipment and improvements                           (1,333,073)      (454,618)      (996,377)
Other assets                                                         109,200         44,888       (129,815)
                                                                 ------------    -----------    -----------
      Net cash provided by (used in) investing activities          1,884,280    (24,207,165)    (2,519,815)

FINANCING ACTIVITIES

Principal payments under notes payable                              (364,760)      (299,464)      (120,450)
Proceeds from borrowing on notes payable                                  --        334,484        565,201
Proceeds from issuance of preferred stock                                 --      3,256,690     10,155,655
Proceeds from issuance of common stock                               273,989     34,289,236         93,413
Repurchase of common stock                                           (47,396)            --             --
Issuance of officer notes receivable                                (400,000)            --             --
                                                                 ------------    -----------    -----------
      Net cash provided by (used in) financing activities           (538,167)    37,580,946     10,693,819

Net increase (decrease) in cash and cash equivalents              (7,126,499)     6,060,185      1,193,610

Cash and cash equivalents at beginning of year                     9,803,777      3,743,592      2,549,982
                                                                 ------------    -----------    -----------
Cash and cash equivalents at end of year                        $  2,677,278    $ 9,803,777    $ 3,743,592
                                                                 ------------    -----------    -----------
Supplemental disclosures of cash flows information:
Cash paid for interest                                          $     68,000    $    83,628    $    59,256

See accompanying notes.

PERCLOSE                           SEVENTEEN                      ANNUAL REPORT

                                   NOTE 1.
                        ORGANIZATION AND SUMMARY
                   OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION Perclose, Inc. (or the "Company") was incorporated in the state of California in March 1992 and was reincorporated in Delaware in October 1995. The Company is a medical device company which develops, manufactures and markets minimally invasive vascular surgical devices for closing femoral artery access sites following angioplasty and angiography procedures. The Company was in the development stage through March 31, 1994, and its activities during that time consisted primarily of raising capital, recruiting personnel and performing research and development. The Company commenced initial sales of its products to customers in Europe and Canada during the fourth quarter of fiscal 1995.

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

AVAILABLE-FOR-SALE SECURITIES At March 31, 1997 and 1996 all short-term investments are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of tax, reported in accumulated deficit. The amortized cost of available-for-sale debt securities is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization is included in interest income.
     Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

     The following is a summary of available-for-sale securities at March 31, 1997:

                                                               Gross
                                            Amortized        Unrealized         Estimated
                                              Cost             Losses           Fair Value
                                           -----------        ---------        -----------
Obligations of federal
  government agencies                      $ 6,880,976        $(23,594)        $ 6,857,382
Corporate obligations,
  principally commercial
  paper and corporate
  notes                                     20,607,656         (53,599)         20,554,057
                                           -----------        ---------        -----------
    Total                                  $27,488,632        $(77,193)        $27,411,439
                                           -----------        ---------        -----------
Amounts included in
  short-term investments                   $25,072,422        $(77,193)        $24,995,229
Amounts included in cash
  and cash equivalents                       2,416,210              --           2,416,210
                                           -----------        ---------        -----------
    Total                                  $27,488,632        $(77,193)        $27,411,439
                                           -----------        ---------        -----------

     The following is a summary of available-for-sale securities as of March 31, 1996:

                                                               Gross
                                            Amortized        Unrealized         Estimated
                                              Cost             Losses           Fair Value
                                           -----------        ---------        -----------
Obligations of federal
  government agencies                      $ 2,966,642        $     --         $ 2,966,642
Corporate obligations,
  prinipally commercial
  paper and corporate
  notes                                     33,180,046         (127,833)        33,052,213
                                           -----------        ---------        -----------
    Total                                  $36,146,688        $(127,833)       $36,018,855
                                           -----------        ---------        -----------
                                           -----------        ---------        -----------
Amounts included in
  short-term investments                   $28,180,575        $(127,833)       $28,052,742
Amounts included in cash
  and cash equivalents                       7,966,113               --          7,966,113
                                           -----------        ---------        -----------
    Total                                  $36,146,688        $(127,833)       $36,018,855
                                           -----------        ---------        -----------
                                           -----------        ---------        -----------

     During the year ended March 31, 1997, there were sales of available-for-sale securities with immaterial gross realized losses. Available-for-sale debt securities at

PERCLOSE                           EIGHTEEN                       ANNUAL REPORT

March 31, 1997, by contractual maturity, are shown below:

                                                   Estimated Fair Value
                                            ----------------------------------
                                               1997                   1996
                                           -----------            -----------
Due in one year or less                    $14,222,891            $26,319,173
Due between one and two years               13,188,548              9,699,682
                                           -----------            -----------
    Total                                  $27,411,439            $36,018,855
                                           -----------            -----------
                                           -----------            -----------


INVENTORIES Inventories are stated at the lower of cost (first-in, first-out method) or market and are compromised of the following at March 31:

                                          1997              1996
                                        --------          --------
Raw materials                           $311,952          $226,808
Work-in-process                          385,993           197,583
Finished goods                            45,586           105,215
                                        --------          --------
    Total                               $743,531          $529,606
                                        --------          --------
                                        --------          --------

EQUIPMENT AND LEASEHOLD IMPROVEMENTS Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from one to five years, or over the term of the lease, if shorter.

                                           1997              1996
                                       -----------        -----------
Equipment                              $ 2,625,714        $ 1,742,670
Furniture and fixtures                     400,781            259,391
Leasehold improvements                      74,761             48,414
                                       -----------        -----------
                                         3,101,256          2,050,475
Less accumulated depreciation           (1,454,533)        (1,068,353)
                                       ------------       -----------
    Total                              $ 1,646,723        $   982,122
                                       ------------       -----------
                                       ------------       -----------

OTHER ASSETS At March 31, 1997, the Company had approximately $216,981 of restricted deposits ($326,000 at March 31, 1996) included in other assets supporting leasehold improvements being performed on the Company's facility.

REVENUE RECOGNITION Revenues from sales of products are recognized at the time of shipment with allowances provided for estimated returns and warranty costs.

NET LOSS PER SHARE Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options and convertible preferred stock are excluded from the computation as their effect is antidilutive except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning twelve months prior to the initial filing of the Company's initial public offering at prices substantially below the initial public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock). Historical net loss per share is presented for the years ended March 31,1997 and 1996.

PRO FORMA NET LOSS PER SHARE Pro Forma net loss per share has been computed as described above and also gave effect to common equivalent shares from the convertible preferred stock that automatically converted upon the closing of the Company's initial offering (using the if-converted method). Pro forma net loss per share is presented for the year ended March 31, 1995.

     Pro forma share information calculated on the above basis for 1996 is as follows:


Year Ended March 31,                                 1996
                                                     ----

Pro forma net loss per share                      $     0.03
Shares used in computing pro forma net
  loss per share                                   7,852,596

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES Supplemental noncash financing activities are as follows:

Year Ended March 31,                  1997       1996        1995
                                      ----       ----        ----
Issuance of Series D convertible
  preferred stock for purchase of
  license                             $ --       $ --       $60,000


RECENT PRONOUNCEMENTS In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which the Company is required to adopt on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of convertible preferred stock, stock options and common and common equivalent shares issued during the period twelve months prior to the initial public offering will be excluded. The impact is expected to result in an increase in the primary loss per share for the year ended March 31, 1996 of $0.07 per share with no impact to fiscal 1997. The impact of Statement 128 on the calculation of fully diluted loss per share for these years is not expected to be material.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform with the current year presentation.

PERCLOSE                           NINETEEN                       ANNUAL REPORT

                                   NOTE 2.

                                 COMMITMENTS

The Company leases its principal facility under an operating lease agreement expiring in August 1998. The agreement requires the Company to pay taxes, insurance, and maintenance expenses. Rental expense was approximately $397,000, $353,000 and $187,000 in fiscal 1997, 1996 and 1995, respectively.

    The annual minimum rental commitments under all noncancelable operating lease arrangements are as follows at March 31, 1997:

-------------------------------------------------------------------------------

1998                                                    $543,000
1999                                                     350,000
2000                                                      43,000
2001                                                      23,000
2002                                                      17,000
                                                        --------
                                                        $976,000
                                                        --------
                                                        --------

-------------------------------------------------------------------------------


                                   NOTE 3.

                            FINANCING ARRANGEMENTS


The Company had a $1,750,000 equipment credit and loan agreement with a bank that expired on March 31, 1996. Loans under the agreement bear interest ranging from 9.07% to 10.60% and are secured by the equipment purchased.

    Maturities for the next three years under the financing arrangements are as follows at March 31, 1997:

-------------------------------------------------------------------------------

1998                                                    $377,000
1999                                                     114,000
2000                                                      11,000
                                                        --------
    Total                                               $502,000
                                                        ---------
                                                        ---------

-------------------------------------------------------------------------------


                                   NOTE 4.

                             STOCKHOLDERS' EQUITY

PUBLIC OFFERING   In November 1995 the Company sold a total of 2,875,000
shares of common stock at $13.00 per share through its initial public offering. The net proceeds (after underwriters' commissions and fees and other costs associated with the offering) totaled approximately $34,189,000. In connection with the offering, all convertible preferred stock totaling 4,519,427 shares with an aggregate paid-in value of approximately $22,391,000 were converted into 4,519,427 shares of common stock of the Company.

-------------------------------------------------------------------------------

PREFERRED STOCK   In September 1995 the Board of Directors amended, and the
stockholders subsequently approved, the Company's Articles of Incorporation to authorize 5,000,000 shares of undesignated preferred stock. Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges, and restrictions granted to and imposed upon any wholly unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series without any vote or action by the Company's stockholders.

COMMON STOCK   Shares of common stock reserved for future issuance are as follows at March 31, 1997:

-------------------------------------------------------------------------------

Stock plans:
Options outstanding                                      1,395,963
Options reserved for future grants                         185,943
                                                         ---------
Total stock option plans                                 1,581,906
Employee stock purchase plan                               131,452
                                                         ---------
    Total reserved shares                                1,713,356
                                                         ---------
                                                         ---------

-------------------------------------------------------------------------------


                                   NOTE 5.

                                 STOCK PLANS

STOCK OPTION PLANS   The Company currently has two stock option plans for
employees, directors and others -- the 1992 Stock Plan and the 1995 Director Option Plan.

    Under the Company's 1992 Stock Plan, the Board of Directors may grant options for the purchase of up to 1,650,000 shares of common stock by directors, employees and others. Options may be granted at an exercise price of not less than 85% of the estimated fair value of the common stock, at the date of grant, as determined by the Board of Directors. Options are exercisable at such times and under such conditions as determined by the Board of Directors. Options granted under this plan generally become exercisable over a four-year period and generally expire ten years from the date of grant. Unexercised options are canceled upon termination of employment and become available under the plan.

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

-------------------------------------------------------------------------------

PERCLOSE                            TWENTY                        ANNUAL REPORT

    Activity under the plans is summarized in the below table:

-------------------------------------------------------------------------------


                                                                                               Outstanding Options
                                                               ------------------------------------------------------------------
                                   Shares Available              Number of               Price Per               Weighted Average
                                      For Grant                   Shares                   Share                  Exercise Price
                                   ----------------              ---------          ------------------           ----------------
Balance at April 1, 1994                37,340                    891,989           $ 0.10  - $ 0.425                 $  .19
   Shares authorized                   300,000                         --           $              --                     --
   Options granted                    (253,750)                   253,750           $ 0.425 - $ 1.00                  $  .69
   Options exercised                        --                   (526,571)          $ 0.10  - $ 0.425                 $  .18
   Options canceled                     18,229                    (18,229)          $ 0.425 - $ 1.00                  $  .52
                                      --------                  ---------
Balance at March 31, 1995              101,819                    600,939           $ 0.10  - $ 1.00                  $  .41
   Shares authorized                   600,000                         --           $             --                      --
   Options granted                    (398,000)                   398,000           $ 4.00  - $23.50                  $17.46
   Options exercised                        --                   (123,254)          $ 0.10  - $ 1.00                  $  .65
   Options canceled                     33,942                    (33,942)          $ 0.10  - $23.50                  $ 1.09
                                       -------                  ---------
Balance at March 31, 1996              337,761                    841,743           $ 0.10  - $23.50                  $ 8.57
   Shares authorized                   450,000                         --           $             --
   Options granted                    (681,346)                   681,346           $15.75  - $24.25                  $21.06
   Options exercised                    47,396                    (94,994)          $ 0.10  - $15.25                  $  .78
   Options canceled                     32,132                    (32,132)          $ 0.10  - $23.50                  $18.38
                                       -------                  ---------
Balance at March 31, 1997              185,943                  1,395,963           $ 0.10  - $24.25                  $14.83
                                       -------                  ---------
                                       -------                  ---------


-------------------------------------------------------------------------------

    Additionally, 23,960 shares exercised under stock options were subject to repurchase, at the option of the Company, at March 31, 1997.

    The following table summarizes information about stock options outstanding at March 31, 1997:

-------------------------------------------------------------------------------

                                      Options Outstanding                                       Options Exercisable
                      ------------------------------------------------               -----------------------------------------

                                           Weighted
                           Number           Average          Weighted                      Number               Weighted
Range of                 Outstanding       Remaining          Average                    Exercisable             Average
Exercise                    as of         Contractual        Exercise                       as of               Exercise
Prices                 March 31, 1997         Life            Price                    March 31, 1997             Price
---------              --------------     -----------        --------                  --------------           --------

$ 0.10  - $ 0.43           304,900            6.59            $ 0.26                       212,899               $ 0.23
$ 0.43  - $ 1.00            46,604            7.85            $ 1.00                        22,479               $ 1.00
$ 4.00  - $ 6.00            60,834            8.45            $ 5.73                        21,562               $ 5.77
$13.00  - $19.00           299,250            9.07            $15.57                        45,150               $14.27
$19.75  - $24.25           684,375            9.42            $22.74                        53,491               $23.35
                         ---------                                                         -------
$ 0.10  - $24.25         1,395,963            8.63            $14.83                       355,581               $ 5.87
                         ---------                                                         -------

-------------------------------------------------------------------------------

At March 31, 1996 and 1995, 220,458 and 197,197 shares were exercisable at weighted average exercise prices of $0.89 and $0.46, respectively.

1995 EMPLOYEE STOCK PURCHASE PLAN   In September 1995, the 1995 Employee
Stock Purchase Plan ("ESPP") was adopted by the Company. An aggregate of 150,000 shares of the Company's common stock have been reserved for issuance under this plan. This plan permits eligible employees to purchase common stock through payroll deductions (which cannot exceed 15% of the employee's compensation) at 85% of its fair market value on specified dates. For the year ended March 31, 1997 and 1996, 16,689 and 1,859 shares were issued under the ESPP.

-------------------------------------------------------------------------------

DEFERRED COMPENSATION   For certain options granted, the Company recognized
$569,846 as deferred compensation for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. The deferred compensation expense is amortized ratably over the vesting period of the options.

    During the year, the Company repurchased 47,396 shares of unvested common stock and reduced related unamortized deferred compensation by $193,373. For the year ended March 31, 1997, amortization of $96,504 was charged to operations.

    The Company recognized $902,598 as deferred compensation relating to stock options granted to consultants during the year ended March 31, 1997 and has

PERCLOSE                          TWENTY-ONE                      ANNUAL REPORT
charged $165,784 to operations in fiscal 1997. The deferred compensation is amortized over the vesting period of the options.

STOCK-BASED COMPENSATION. As permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    Pro forma information regarding net income and earnings per share is required by FASB 123 for awards granted after March 31, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FASB 123. The fair value of the Company's stock-based awards to employees was estimated using the minimum value model for awards prior to the Company's initial public offering on November 7, 1995 and the Black-Scholes model subsequent to the initial public offering. The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

-------------------------------------------------------------------------------

                                     Options                 ESPP
                                  ---------------      ----------------
                                  1997       1996      1997        1996
                                  ----       ----      ----        ----
Expected life (years)             5.00       5.00       .50         .38
Expected volatility                .70        .70       .77         .69
Risk-free interest rate           6.49       5.45      5.47        5.28

-------------------------------------------------------------------------------

    For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the purchase period (for stock purchases under the ESPP). The Company's pro forma information follows in thousands except for loss per share information:

-------------------------------------------------------------------------------

                                         1997          1996
                                    -------------   -----------
Net loss              pro forma     $(11,538,278)   $(8,258,516)
Net loss per share    pro forma     $      (1.21)   $     (1.37)

-------------------------------------------------------------------------------

    Because FASB 123 is applicable only to awards granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until approximately 1999.

    The weighted-average fair value of options granted during 1997 and 1996 was $13.50 and $10.91 per shares, respectively.

    The weighted-average fair value of shares under the ESPP during 1997 and 1996 was $10.79 and $8.22 per share, respectively.

                                       NOTE 6.

                                     INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

-------------------------------------------------------------------------------

Years Ended March 31,                               1997            1996
                                                -----------      ----------

Deferred tax assets:
  Net operating loss carryforwards              $ 8,600,000      $6,200,000
  Tax credit carryforwards                          390,000         270,000
  Other, net                                      1,900,000         760,000
                                                -----------      ----------
    Total                                        10,890,000       7,230,000
Valuation allowance                             (10,890,000)     (7,230,000)
                                                -----------      ----------
    Net                                         $        --      $       --
                                                -----------      ----------

-------------------------------------------------------------------------------

    Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset at March 31, 1997 and 1996, has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $3,660,000, $3,280,000 and $2,750,000 for the fiscal years 1997, 1996 and 1995, respectively.

    At March 31, 1997, the Company had net operating loss carryforwards for federal and California tax purposes of approximately $24,000,000 and $9,000,000, respectively, which will expire from 1998 through 2012, if not

PERCLOSE                          TWENTY-TWO                      ANNUAL REPORT
utilized. At March 31, 1997, the Company also had research and development tax credit carryforwards of approximately $220,000 and $240,000, respectively, for federal and California tax purposes expiring from 2007 through 2012, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in expiration of net operating loss and tax credit carryforwards before full utilization.

    The reconciliation of income tax expense (benefit) attributable to continuing operations computed at the U.S. federal statutory rates to income tax expense (benefit) is as follows:

-------------------------------------------------------------------------------

Years Ended March 31,                1997             1996           1995
                                 -----------      -----------     -----------
Tax provision (benefit) at
 U.S. statutory rates            $(3,283,574)     $(2,748,566)    $(2,377,300)
Loss for which no tax
 benefit is currently
 recognizable                      3,283,574        2,748,566       2,377,300
                                 -----------      -----------     -----------
                                 $        --      $        --     $        --
                                 -----------      -----------     -----------

-------------------------------------------------------------------------------

                                      NOTE 7.

                               EMPLOYEE BENEFIT PLAN

The Company adopted the Perclose 401(k) Retirement Plan to provide retirement benefits for its employees in December 1994. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Full time employees are eligible to participate in the next quarter enrollment period or up to ninety days of service. Participants may make voluntary contributions to the plan up to 15% of their compensation. The Company does not match contributions towards the plan.

                                     NOTE 8.

                            CONCENTRATIONS OF CREDIT
                                 AND OTHER RISKS

The Company operates in a single industry segment and sells its products primarily to hospitals. The Company markets its products in foreign countries (mainly Europe and Japan) through its sales organizations and distributors. Sales to international distributors are denominated in U.S. dollars. In the fiscal year ended March 31, 1997, 82% and 15% (87% and 8% in the fiscal year ended March 31, 1996) of the Company's net revenues were to Europe and Japan respectively.

    Sales to significant customers as a percentage of total revenues are as follows:

-------------------------------------------------------------------------------

Years Ended March 31,        1997           1996       1995
                             ----           ----       ----
German Distributor            59%            53%        47%
Japanese Distributor          15%             8%        --
French Distributor            15%            25%        --
U.K. Distributor               2%             3%        38%
Canadian Distributor           1%             3%        15%

-------------------------------------------------------------------------------

    The Company performs ongoing credit evaluations of its customers but does not require collateral. There have been no material losses on customer receivables.

DEPENDENCE ON PRODUCT SYSTEMS. The Company has been engaged primarily in researching, developing, testing and obtaining regulatory clearances for its Prostar, Prostar Plus, Techstar and Techstar XL systems. The Company believes that these systems are currently the Company's only significant potential products and these systems will require additional development, clinical trials and regulatory approvals before they can be marketed in the United States.

    There can be no assurance that the Company's development efforts will be successful or that the systems or any other product developed by the Company will be safe or effective, approved by appropriate regulatory and reimbursement authorities, capable of being manufactured in commercial quantities at acceptable costs or successfully marketed.

DEPENDENCE ON INTERNATIONAL DISTRIBUTORS. Currently, substantially all of the Company's revenues from product sales are derived from sales to its international distributors. Loss, termination or ineffectiveness of distributors to effectively promote the Company's products could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON KEY SUPPLIERS. The Company purchases certain key components from single source suppliers. Any significant component supply delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's financial condition and results of operations.

PERCLOSE                         TWENTY-THREE                     ANNUAL REPORT

THE BOARD OF DIRECTORS
AND STOCKHOLDERS
PERCLOSE, INC.

We have audited the accompanying balance sheets of Perclose, Inc. as of March 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perclose, Inc. at March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                            ERNST & YOUNG LLP

San Jose, California
April 25, 1997

PERCLOSE                          TWENTY-FOUR                     ANNUAL REPORT